SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549



                              SCHEDULE 13D
                             (Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        Peter Kiewit Sons', Inc.
                           (Name of Issuer)

                    Common Stock $0.01 Par Value
                  (Title of Classes of Securities)

                                 N/A
                           (CUSIP Number)

                        Michael F. Norton, Esq.
                          1000 Kiewit Plaza
                        Omaha, Nebraska 68131
                  Telephone Number: (402) 342-2052
           (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            March 31, 1998
       (Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ----.

    	Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                   (Continued on following pages)

                          (Page 1 of 4 Pages)



CUSIP No.   N/A                   13D                  Page 2 of 4 Pages

1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     	Richard Geary

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   ----
                                                         (b)   ----

3 SEC USE ONLY

4 SOURCE OF FUNDS*
     	OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    ----

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     	U.S.A.

NUMBER OF         7  SOLE VOTING POWER
SHARES                 538,335
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               0
EACH              9  SOLE DISPOSITIVE POWER
REPORTING              538,335
PERSON WITH      10  SHARED DISPOSITIVE POWER
                       0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    	538,335

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*                                  ----

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      	7%

14 TYPE OF REPORTING PERSON*
      	IN


CUSIP No.   N/A                     13D                Page 3 of 4 Pages


Item 1.	Security and Issuer.

	The class of securities to which this statement relates is the $0.01 par value common stock ("Common Stock") of Peter
Kiewit Sons', Inc., a Delaware corporation (the "Issuer"). The
Issuer's principal executive offices are located at 1000 Kiewit
Plaza, Omaha, Nebraska 68131.

Item 2.	Identity and Background.

	This statement is being filed by Richard Geary, an individual ("Investor"), whose business address is 215 V
Street, Vancouver, Washington 98661. The Investor is the Executive Vice President of the Issuer, and conducts his employment at the Issuer's offices located at 215 V Street, Vancouver, Washington 98661. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Investor acquired his Common Stock in connection with a transaction (the "Transaction") separating the construction business and the diversified business of the Issuer's prior parent corporation, Level 3 Communications, Inc. (formerly Peter
Kiewit Sons', Inc.) ("Level 3"), into two independent companies. The Transaction is described in the Registration
Statement filed by the Issuer and Level 3 on Form S-4
(Registration No. 333-34627).

Item 4.	Purpose of Transaction.

	The Investor acquired his Common Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

	The Investor is the beneficial owner of 538,335 shares of Common Stock. This amount represents 7% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Investor acquired his Common Stock on March 31, 1998.

Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

	Under the Issuer's Restated Certificate of Incorporation ("Certificate") and Amended and Restated By-Laws ("By-Laws"), the shares of Common Stock may generally only be owned by the Issuer's and its subsidiaries' employees. In addition, all holders of the Issuer's Common Stock are required to execute a repurchase agreement with the Issuer. Pursuant to the provisions of the Issuer's Certificate and By-Laws, and the Stock Repurchase Agreement dated March 31, 1998 between the Investor and the Issuer, the Investor is prohibited from transferring the Common


CUSIP No.   N/A                  13D               Page 4 of 4 Pages


Stock other than to the Issuer, except, with the prior approval of the Board of Directors of the Issuer, to authorized transferees of the Investor (fiduciaries for the benefit of members of the immediate family of the Investor, corporations wholly owned by the Investor or the Investor and his immediate family members and certain charities). Upon retirement, termination of employment, or death, the Investor's shares of Common Stock must be resold to the Issuer at a specified formula value. In addition, the Issuer is generally required to repurchase the Investor's shares of Common Stock upon demand for a specified formula value.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A	  Stock Repurchase Agreement dated March 31, 1998
             between the Investor and the Issuer.



                               SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       		April 6, 1998
                                            (Date)

                                      /s/ Richard Geary
                                          (Signature)

                                        		Richard Geary
                                            (Name)


                                 EXHIBIT A


                         STOCK REPURCHASE AGREEMENT
                          FOR EMPLOYEE STOCKHOLDERS

THIS AGREEMENT is made on March 31, 1998, between RICHARD GEARY
(the "Stockholder") and PETER KIEWIT SONS', INC., a Delaware corporation (the "Corporation").

WHEREAS, the Corporation's Restated Certificate of Incorporation sets forth certain restrictions on the ownership of shares of its Common Stock ("Stock"); and

WHEREAS, the Stockholder desires to own Stock subject to the terms and restrictions set forth in this Agreement and in the Corporation's Restated Certificate of Incorporation.

NOW THEREFORE, in consideration of the issuance of Stock to the Stockholder and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the parties hereto, the Stockholder and the Corporation agree as follows:

(1)	Stock Subject to Agreement. Unless otherwise specifically
set forth in a separate written agreement between the Corporation and the Stockholder, this Agreement shall apply to all Stock issued to the Stockholder on or before the date of this Agreement and any additional shares of Stock which are issued to the Stockholder after the date of this Agreement. This Agreement supersedes any previous agreement between the Corporation and the Stockholder relating to such Stock and the sale or repurchase of such Stock by the Corporation.

(2)	Prohibited Transfers. Except as specifically provided in
this Agreement, the Stockholder shall not sell, assign, give, bequeath, pledge, or otherwise transfer any or all of the Stockholder's Stock by any means, whether voluntary or involuntary. Any such attempted sale or transfer shall be void and of no force or effect. If such transfer is attempted, the Corporation shall give written notice to the Stockholder to sell and deliver all of such Stock to the Corporation within 90 days after the date on which the Corporation receives actual notice of the attempted or proposed transfer.

(3)	Voluntary Sales to Corporation. The Stockholder may sell all or part of the Stockholder's Stock to the Corporation by delivering to the Corporation the certificates representing the Stock to be sold with a written notice stating the Stockholder's desire to sell such Stock. The Corporation will accept such notice only during the first fifteen days of each calendar month. Notices received thereafter will be deemed to have been received on the first day of the following month. The Corporation shall purchase any Stock so offered. The Stockholder's right to sell and the Corporation's duty to repurchase Stock are subject to section 17 of this Agreement.

(4)	Corporation's Option to Purchase All Shares. If the
Stockholder attempts to make a prohibited transfer of, or voluntarily sells to the Corporation, part of the Stockholder's Stock, the Corporation shall have the option to purchase all or any part of the Stockholder's remaining Stock. The Corporation may exercise this option within 90 days after (a) the date of the written notice to the Stockholder referred to in section 2 in the case of an attempted prohibited transfer, or (b) the receipt of the certificates and written notice referred to in section 3 in the case of a voluntary sale to the Corporation. The Corporation may exercise such option by giving the Stockholder written notice to sell and deliver all or part of the Stockholder's remaining Stock, as specified in such notice.

(5)	Termination of Employment. Within 90 days after the
termination of the Stockholder's employment for any reason other than death, the Corporation shall give a written notice to the Stockholder to sell and deliver all of such Stockholder's Stock to the Corporation. For the purpose of this Agreement, "employment" means employment by the Corporation, one of its subsidiaries, a joint venture in which the Corporation and/or its subsidiaries have a 20 percent or more interest, Kiewit Coal Properties, Inc. or any subsidiary thereof or any joint venture in which Kiewit Coal Properties, Inc. or any such subsidiary has a 20 percent or more interest. "Subsidiaries" of the Corporation are any corporation in which this Corporation owns directly or indirectly at least 20 percent of the outstanding capital stock, based on the total dollar value of outstanding stock if there is more than one class of stock outstanding. "Subsidiaries" of Kiewit Coal Properties, Inc. are any corporation in which Kiewit Coal Properties, Inc. owns directly or indirectly at least a majority of the outstanding capital stock, based on the total dollar value of outstanding stock if there is more than one class of stock outstanding.

(6)	Death.
(a)	Within 180 days after the death of the Stockholder, the
Corporation shall give a written notice to the Stockholder's successors or the personal representative of the Stockholder's estate to sell and deliver all of such Stockholder's Stock to the Corporation.
(b)	Notwithstanding section 11 of this Agreement, the deceased
Stockholder's successors or the personal representative of the Stockholder's estate shall have the option to fix one or more alternate dates for the sale of the Stock by giving written notice of such dates to the Corporation and identifying the shares of Stock to be sold on such dates. Notice of any alternate sales dates must be given within 180 days after the death of the Stockholder or within 10 days after the date of the Corporation's notice to sell and deliver under giver paragraph (a), above, whichever comes first. The earliest alternate sale date may be the date of the notice given by the representative under this paragraph (b) and the latest sale date shall be the tenth day of January following the end of the fiscal year of the Corporation during which the Stockholder died. The stock certificates representing the Stock to be sold on a particular date shall be delivered to the Corporation on or before such date.

(7)	Authorized Transfers and Pledges.
(a)	With the prior approval of the Board of Directors, the
Stockholder may transfer Stock to a tax-exempt charitable organization approved as such by the Internal Revenue Service.
(b)	With the prior approval of the Board of Directors, a
Stockholder may transfer Stock to: (i) a fiduciary for the
benefit of the members of the Stockholder's immediate family,
(ii) a corporation 100 percent owned by the Stockholder or the Stockholder and their spouse and/or children, or (iii) a fiduciary for the benefit of such a corporation.
(c)	As a condition precedent to transfer, each transferee under
(a) or (b) above must sign a new repurchase agreement in a form satisfactory to the Corporation.
(d)	The Stockholder may pledge Stock for loans in connection
with the ownership of Stock.

(8)	Excessive Amount. Under Article Sixth, subparagraph
(D)(3)(d) of the Corporation's Restated Certificate of Incorporation, upon a determination by the Board of Directors that the amount of Stock held by the Stockholder is excessive in view of the Corporation's policy that the level of Stockholder's stock ownership should reflect certain factors, including but not limited to (a) the relative contribution of that Stockholder to the economic performance of the Corporation, (b) the effort being put forth by such Stockholder, and/or (c) the level of responsibility of such Stockholder, the Corporation shall have the option to purchase from such Stockholder an amount of Stock sufficient to decrease the amount of Stock owned by such Stockholder to an amount that the Board of Directors, in its discretion, believes is appropriate. In the event that the Corporation elects to exercise this option, it shall give the Stockholder written notice to sell and deliver to the Corporation the amount of Stock specified in such notice.

(9)	Purchase Price. Article Sixth, subparagraph (D)(4) of the
Corporation's Restated Certificate of Incorporation, provides that, if the Corporation is obligated to repurchase shares of Stock, the purchase price shall be the Common Share Price. Article Eighth of the Corporation's Restated Certificate of Incorporation sets forth definitions of the terms "Common Share Price", as well as "Formula Value", and other terms relevant to calculating the price applicable to any particular repurchases. These provisions of the Corporation's Restated Certificate of Incorporation are incorporated herein by reference.

(10)	Payment. Subject to section 11 of this Agreement:
(a)	The Corporation shall make payment for any Stock it
purchases within 60 days after (i) the date upon which the Corporation receives such Stock in the event of a voluntary sale by the Stockholder under section 3 of this Agreement, (ii) the date of the sale of such Stock specified in any notice given by the Stockholder's successors or personal representative under section 6(b) of this Agreement, or (iii) the date of the Corporation's written notice to sell and deliver such Stock in the event of any other sale under this Agreement.
(b)	The Corporation shall be authorized to deduct from the
payment of the purchase price for Stock sold by the Stockholder any amount owed by the Stockholder to the Corporation and/or to any pledgee of such Stock.
(c)	The Corporation shall not be obligated to pay any interest
on any amounts to be paid under this Agreement.
(d)	If the per share price at which the Corporation is to
purchase Stock has not been computed within the time prescribed for payment under this Agreement because the preparation of the audited Consolidated Financial Statements of the Corporation and Consolidated Subsidiaries has not yet been completed, the Corporation shall make an "initial payment" within the time period prescribed for payment for such Stock, using the per share price applicable to purchases of Stock during the preceding fiscal year. If the per share price for purchases during the current year is determined to be greater than that for the preceding year, the Corporation shall pay the difference between the initial payment and the actual amount entitled to be received under the current per share price within 10 days after the date upon which the per share price for the current year is completed. If the per share price for purchases during the current year is determined to be less than that for the preceding year, the person or entity to whom the initial payment was made shall repay the difference between the initial payment and the actual amount entitled to be received under the current per share price within 10 days after the date of a written notice from the Corporation requiring payment of such amount.

(11)	 Surrender of Stock. Except as provided in section 6(b) of
this Agreement, the Stockholder or the Stockholder's successors or the personal representative of the Stockholder's estate must sell and deliver stock certificates to the Corporation within 10 days after the date of the Corporation's notice to sell and deliver such Stock. Any stock certificate to be sold to the Corporation must be endorsed in blank or accompanied by appropriate stock powers executed in blank, and accompanied by such other evidence of authority as the Corporation may reasonably require. In the event of failure to deliver stock certificates with required evidence of authority within the time periods specified, the Corporation's Secretary shall cancel each certificate on the books of the Corporation and such shares of Stock shall be deemed no longer outstanding. The holder of canceled shares of Stock shall have no further interest as a stockholder of the Corporation with respect to such shares of Stock except the right to receive the purchase price.

(12)	Notices. Any notices under this Agreement shall be in
writing and shall be sufficient if delivered in person or sent by certified mail, return receipt requested. The notice to the Stockholder or the Stockholder's successors or personal representative, if mailed, shall be sent to the Stockholder's last known address. The notice to the Corporation shall be delivered or mailed to the Secretary, Peter Kiewit Sons' Inc., 1000 Kiewit Plaza, Omaha, Nebraska 68131.

(13)	Governing Law. This Agreement shall be governed by the laws
of the State of Delaware.

(14)	Failure to Meet Times. No failure by the Corporation, the
Stockholder, or the successors or personal representative of the Stockholder's estate to take any action within any time period prescribed by this Agreement shall render the Stock of the Corporation transferable other than in conformance with the provisions of this Agreement or preclude the Corporation from exercising its right to purchase or cancel any such Stock.

(15)	Binding Effect. This Agreement is binding on the
Stockholder's transferees, pledgees, heirs, successors, personal representatives, and assigns, and upon the successors and assigns of the Corporation.

(16)	Severability. If any portion of this Agreement is held
invalid, that invalidity shall not affect the remaining portions which can be given effect without the invalid portion.

(17)	Suspension of Repurchase Duties. Article Sixth, subparagraph
(D)(8) of the Corporation's Restated Certificate of Incorporation provides that the Board of Directors may suspend the Corporation's obligation to repurchase Stock for a period of not longer than 365 days.

(18)	Restated Certificate of Incorporation. The Corporation's
Restated Certificate of Incorporation contains additional restrictions which may apply to the Stockholder. The parties agree that, if the provisions of the Corporation's Restated Certificate of Incorporation, including any amendments that may be adopted subsequent to the date of this Agreement, are more restrictive than the provisions of this Agreement, the more restrictive provisions of the Restated Certificate of Incorporation shall prevail.

                                 ***

WITNESS:


/s/  	Linda Stevens                           /s/  Richard Geary



ATTEST:


/s/  Douglas A. Obermier
Assistant Secretary                          PETER KIEWIT SONS', INC.


                                            /s/  Kenneth E. Stinson
                                            President